SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________


                                   F O R M 6-K

             REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                   April 2005

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [  ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                       ---------------

         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333- 12074, 333-115598 and 333-117954, and Form S-8 Registration Statements File Nos. 333-12844 and 333-111437.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

         1. Press Release re RADA Electronics Announces US$3.0 Million Equity Financing dated April 7, 2005.

                                                                          ITEM 1

Press Release                            Source: RADA Electronic Industries Ltd.

RADA Electronics Announces US$3.0 Million Equity Financing
Thursday April 7, 9:34 am ET

NETANYA, Israel, April 7 /PRNewswire-FirstCall/ -- RADA Electronics Industries Ltd. (Nasdaq: RADI - News) today announced that it has entered into a definitive agreement to raise approximately US$3.0 million from existing institutional investors.

RADA has agreed to issue in a private placement, 965,934 ordinary shares and 1,875,000 warrants with an exercise price of US$2.10 per share for a period of 24 months from effectiveness of the registration statement registering the shares underlying the warrants. The investors also have agreed to exercise 909,066 outstanding additional investment rights. As a result, RADA will receive gross proceeds of approximately US$3,000,000, representing an average price of US$1.60 per share. The closing of the transaction is expected to occur by the end of this week.


Adar Azancot, Chief Executive Officer of RADA, commented: "We are very pleased that we were able to conclude this financing with a few of our existing institutional investors. These funds will provide RADA with the resources necessary to finance the growth of our business including, the Digital Video Recorder product line, and the new electro-optic product line that we acquired in February with the acquisition of the assets of Vectop Limited."


The securities to be issued by RADA in the private placement have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. However, as part of the transaction, RADA agreed to file a registration statement on Form F-3 with the United States Securities and Exchange Commission for the purpose of registering the ordinary shares issued in the private placement and the shares underlying the warrants.


Copies of the definitive documentation relating to the transaction will be filed with the SEC on Form 6-K.


About RADA


RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The Company specializes in Avionics systems (Digital Video Recorders, Ground Debriefing Stations, Stores Management Systems, Flight Data Recorders, Inertial Navigation Systems), Trainers Upgrades, Avionics systems for the UAV market, and Electro optic cameras for airplanes and armored vehicles.


Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

    Company Contact:
    Elan Sigal (Chief Financial Officer)
    Tel: +972-9-892-1129
    elan_sigal@rada.com
    -------------------

    Investor Relations Contact:
    Ehud Helft/Kenny Green
    Tel: +1-866-704-6710
    ehud@gk-biz.com/kenny@gk-biz.com
    --------------- ----------------

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 Rada Electronic Industries Ltd.
                                                          (Registrant)



                                             By: /s/Herzle Bodinger
                                                 -------------------------
                                                 Herzle Bodinger, Chairman




Date: April 7, 2005